Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in 000’s)
	Fiscal Years Ending

	2006	2005	2004	2003	2002

Earnings:
Net income (loss)	$(196,334)	$372,421	$402,907	$337,408	$382,727
Add: Income tax (benefit) expense	(102,042)	155,770	232,392	185,493	210,237
Add: Cumulative effect of change in accounting principle, net of tax	5,185	-	-	-	-
Add: Minority interest	(35)	(120)	(68)	248	(97)
Fixed charges	324,962	276,974	314,681	337,164	351,622
Amortization of capitalized interest	2,950	2,553	2,138	1,562	1,443
Less: Capitalized interest	(8,164)	(6,490)	(3,491)	(3,325)	(9,264)
Total adjusted earnings	26,522	801,108	948,559	858,550	936,668

Fixed Charges:
Interest	262,589	225,536	268,438	294,175	296,983
Capitalized interest	8,164	6,490	3,491	3,325	9,264
Amortization of debt discount expense	5,488	6,143	5,742	4,934	7,871
Rentals at computed interest factor (1)	48,721	38,805	37,010	34,730	37,504
Total fixed charges	$324,962	$276,974	$314,681	$337,164	$351,622

Ratio of Earnings to Fixed Charges	-	2.89	3.01	2.55	2.66

Insufficient Coverage	$298,440	$ -	$ -	$ -	$ -

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.

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